Filed by GigCapital3, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-39283

Subject Company: Lightning Systems, Inc.

FOR IMMEDIATE RELEASE

Contact:	Joe Koenig

(708) 613-5005

pressrelations@lightningemotors.com

Lightning eMotors Appoints Teresa Covington as its CFO

With over 25 years of C-level experience in public and private companies, Covington poised to help Lightning as it transitions to being a public company and help the ‘fast-growing’ fleet electrification company succeed.

LOVELAND, Colo., Jan. 12, 2021 – Lightning eMotors (“Lightning eMotors” or the “Company”), a leading provider of commercial electric vehicles for fleets, today announced Teresa Covington as its new chief financial officer. Covington will join Lightning’s senior leadership team and lead the company’s finance and investor relations teams as it transitions to being a public company as a result of its announced business combination with GigCapital3, Inc. (“GigCapital3”) (NYSE: GIK).

Most recently, Covington served as chief financial officer for asTech, a leading cloud-based automotive technology and diagnostic services provider. Prior to joining asTech, Covington was the head of the global finance organization at AeroVironment, a publicly traded technology company in aerospace and defense that designs, manufactures and distributes unmanned aerial vehicles. There, she served as senior vice president and chief financial officer since 2017.

“Teresa has more than 25 years of hands-on senior financial leadership in public and private engineering-driven manufacturing companies, ranging from small venture-backed startups to large Fortune 500 companies,” said Tim Reeser, chief executive officer, Lightning eMotors. “Her experience as a leader, as a public company CFO, and her passion for technology and experience in operations will be instrumental in helping us to grow our business.”

Prior to joining AeroVironment in 2011, Covington served as senior vice president and chief financial officer at Line 6, a global designer and manufacturer of musical instruments that is now part of Yamaha. She also has served in financial leadership roles at Mattel Toys, Inc., Harman International Industries and Equity Marketing Inc.

Covington earned her master’s in business administration from the Stanford University Graduate School of Business, a master’s in electrical engineering from the University of Southern California and a bachelor of science in electrical engineering from the University of Illinois at Urbana-Champaign.

“Lightning eMotors is a fast-growing company and is recognized as a leader in the emerging fleet electrification business,” Covington said. “I look forward to helping the company with its upcoming SPAC business combination and becoming public and leading an incredible team of financial professionals. Lightning eMotors is helping to make this a better world by reducing climate-change causing emissions from the transportation sector. Its zero-emission vehicles are truly state-of-the-art, and I am looking forward to being a part of Lightning eMotors’ team.”

Last month, Lightning eMotors and GigCapital3, a special-purpose acquisition company or SPAC, announced that they have entered into a definitive agreement for a business combination. Upon closing of the business combination, the combined operating company will be named Lightning eMotors and will be listed on the New York Stock Exchange under the ticker symbol [“ZEV”].

Covington will be based at Lightning eMotors’ headquarters in Loveland, Colorado.

About Lightning eMotors

Lightning eMotors provides complete zero-emission-vehicle (ZEV) solutions for commercial fleets – from Class 3 cargo vans, passenger vans, and ambulances, to Class 4 shuttles buses and box trucks, to Class 6 work trucks, Class 7 city buses, and Class 8 motorcoaches. The Lightning eMotors team designs, engineers, customizes, and manufactures electric vehicles to support the wide array of fleet customer needs, with a full suite of telematics, analytics, and charging solutions to simplify the buying and ownership experience and maximize uptime and energy efficiency.

For more information, please visit https://lightningemotors.com and follow us at @LightningeMtrs on Twitter, Lightning eMotors on LinkedIn and @LightningeMotors on Instagram.

About GigCapital Global and GigCapital3, Inc.

GigCapital Global (“GigCapital”) is a Private-to-Public Equity (PPE) technology, media, and telecommunications (TMT) focused investment group led by an affiliated team of technology industry corporate executives and entrepreneurs, and TMT operational and strategic experts in the private and public markets, including substantial, success-proven M&A and IPO activities. The group deploys a unique Mentor-Investors™ methodology to partner with exceptional TMT companies, managed by dedicated and experienced entrepreneurs. The GigCapital Private-to-Public Equity (PPE) companies (also known as blank check companies or Special Purpose Acquisition Companies (SPACs)) offer financial, operational and executive mentoring to U.S. and overseas private, and non-U.S. public companies, in order to accelerate their path from inception and as a privately-held entity into the growth-stage as a publicly traded company in the U.S. The partnership of GigCapital with these companies continues through an organic and roll-up strategy growth post the transition to a public company. GigCapital was launched in 2017 with the vision of becoming the lead franchise in incepting and developing TMT Private-to-Public Equity (PPE) companies. For more information, visit www.gigcapitalglobal.com or https://www.GigCapital3.com.

GigCapital3, Inc. (NYSE: GIK, GIK.U, and GIK.WS), is one of GigCapital’s Private-to-Public Equity (PPE) companies.

“Private-to-Public Equity (PPE)” and “Mentor-Investor” are trademarks of GigFounders, LLC, used pursuant to agreement.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the business combination between GigCapital3 and Lightning eMotors and its closing, and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, the future business plans of the Lightning eMotors and GigCapital3 management teams, and Lightning eMotors’ revenue growth and financial performance, facilities, product expansion, services and product shipments and capabilities. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on certain assumptions and analyses made by the management of GigCapital3 and/or Lightning eMotors in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on Lightning eMotors and GigCapital3 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Lightning eMotors or GigCapital3 will be those that the parties have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital3 stockholders will approve the transaction, the ability of the post-combination company to meet the NYSE listing standards, product and service acceptance and that Lightning eMotors will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital3’s filings with the SEC, and in

GigCapital3’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigCapital3 and/or Lightning eMotors as of the date hereof, and GigCapital3 and Lightning eMotors assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

GigCapital3 filed a registration statement on Form S-4 (File No. 333-251862), which includes a prospectus with respect to Lightning eMotors’ securities to be issued in connection with the business combination and a proxy statement with respect to GigCapital3’s stockholder meeting to vote on the business combination (as amended, the “GigCapital3 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Lightning eMotors and GigCapital3 urge investors and other interested persons to read the GigCapital3 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital3 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl3 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary proxy statement/prospectus as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combination and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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Additional Information and Where to Find It

GigCapital3 filed a registration statement on Form S-4 (File No. 333-251862), which includes a prospectus with respect to Lightning eMotors’ securities to be issued in connection with the business combination and a proxy statement with respect to GigCapital3’s stockholder meeting to vote on the business combination (as amended, the “GigCapital3 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Lightning eMotors and GigCapital3 urge investors and other interested persons to read the GigCapital3 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital3 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl3 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary proxy statement/prospectus as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combination and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.